FORM 11-K

(Mark one)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1998

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _______________________.

Commission file number # 001-04364

                  RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
                               Ryder System, Inc.
                              3600 N.W. 82 Avenue
                              Miami, Florida 33166
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                              REQUIRED INFORMATION
                              --------------------

FINANCIAL STATEMENTS                                                    PAGE NO.
--------------------                                                    --------
\bullet\  Independent Auditors' Report                                      2
\bullet\  Statement of Financial Position
            December 31, 1998 and 1997                                      3
\bullet\  Statement of Income and Changes in Plan Equity
            for the year ended December 31, 1998 and 1997                   4
\bullet\  Notes to Financial Statements                                     5

EXHIBITS
--------
\bullet\  Exhibit Index                                                    11
\bullet\  Independent Auditors' Consent                                    12


                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            RYDER SYSTEM, INC.
                                            DEFERRED COMPENSATION PLAN

Date: June 28, 1999                         By:/s/ EDWIN A. HUSTON
                                               --------------------------------
                                            Edwin A. Huston
                                            Vice Chairman

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                          INDEPENDENT AUDITORS' REPORT


The Participants and Administrator
Ryder System, Inc. Deferred Compensation Plan:

We have audited the accompanying statements of financial position of Ryder System, Inc. Deferred Compensation Plan as of December 31, 1998 and 1997, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1998 and 1997, and the changes in plan equity for the years then ended, in conformity with generally accepted accounting principles.


/s/ KPMG LLP

Miami, Florida
June 25, 1999

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                  RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
                        STATEMENTS OF FINANCIAL POSITION
                           DECEMBER 31, 1998 AND 1997

                                                  1998             1997
                                               -----------     -----------
             ASSETS
Receivable from Ryder System, Inc.             $11,278,809       4,709,671
                                               -----------     -----------
      Total assets                             $11,278,809       4,709,671
                                               ===========     ===========
             LIABILITIES AND PLAN EQUITY
Plan equity                                    $11,278,809       4,709,671
                                               -----------     -----------
      Total liabilities and plan equity        $11,278,809       4,709,671
                                               ===========     ===========





The accompanying notes are an integral part of these financial statements.

                  RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
                 Statements of Income and Changes in Plan Equity
                 For the Years Ended December 31, 1998 and 1997

                                                     1998            1997
                                                 -----------     -----------
Additions to plan equity attributed to:
  Investment income from notional investments:
    Net appreciation in value                    $   477,235         323,702
    Dividends                                        518,918         187,505
    Interest                                              --           7,527
                                                 -----------     -----------
    Net investment income                            996,153         518,734
                                                 -----------     -----------
  Contributions to notional investments:
    Employer                                         204,103          47,774
    Employee                                       3,642,943       1,767,335
                                                 -----------     -----------
    Total contributions                            3,847,046       1,815,109
                                                 -----------     -----------
  Transfers from other plans                       2,480,577       2,638,586
                                                 -----------     -----------
    Total additions                                7,323,776       4,972,429
                                                 -----------     -----------
Deductions from plan equity:
    Distributions                                    754,638         262,758
                                                 -----------     -----------
Net increase in plan equity                        6,569,138       4,709,671

Plan equity at beginning of period                 4,709,671              --
                                                 -----------     -----------

Plan equity at end of period                     $11,278,809       4,709,671
                                                 ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                  RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN

     The following description of the Ryder System, Inc. Deferred Compensation Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

     GENERAL. The Plan was adopted effective January 1, 1997. The Plan is unfunded and is intended to be exempt from the participation, vesting, funding, and fiduciary requirements of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), but is subject to certain reporting and disclosure requirements under ERISA. Further, benefits under the Plan are not guaranteed under Title IV of ERISA. The right of a participant or his designated beneficiary to receive a distribution under the Plan will be an unsecured claim against the general assets of Ryder System, Inc. (the "Company"), and neither the participant nor a designated beneficiary will have any rights in or against any specific assets of the Company.

     Effective July 1, 1997, the Company transferred assets to a trust for the benefit of the Plan participants (the "Trust") which may be used to pay all or a portion of the obligations of the Plan and certain other non-qualified benefit obligations of the Company. The right of a participant or his designated beneficiary to receive a distribution under the Plan will be an unsecured claim against the Trust and the general assets of the Company, and neither the participant nor a designated beneficiary will have any rights in or against any specific assets of the Trust or the Company.

     The Plan Administrator is the Ryder System, Inc. Retirement Committee. Effective July 1, 1997, Fidelity Management Trust Co. became the Plan's trustee and recordkeeper. Prior to July 1, 1997, State Street Bank & Trust Company was the Plan's trustee and recordkeeper.

     ELIGIBILITY. Participation in the Plan is voluntary. To participate in the Plan, an employee must (i) be designated by a committee appointed by the Board of Directors, (ii) be part of a select group of management or highly compensated employees within the meaning of Sections 201(2), 301(a)(3) and 401 (a)(1) of ERISA, and (iii) be an eligible employee of the Company with tax-deferred contributions or Company matching contributions under the Ryder System, Inc. Savings Plan A or B (the "Savings Plans") limited by reason of limitations imposed by Sections 402(g), 415 or 401(a)(17) of the Internal Revenue Code of 1986 (the "Code"), as amended. Members of the Company's Board of Directors are eligible for participation in the Plan.

     CONTRIBUTIONS. Compensation deferral agreements are effective on a Plan year basis, and must be filed before the beginning of a Plan year. Participants may contribute, on a tax-deferred basis, up to 100% of compensation less the amount of Savings Plan tax-deferred contributions permitted under the Plan. Beginning January 1, 1998, the Company contributions are automatically allocated to the Ryder System, Inc. Common Stock Fund and will remain there until the participant terminates employment or reaches age 55, whichever comes first. The Company matches 50% of employee contributions up to 4% of compensation (6% if the Company meets its EVA goal), offset by any company match recorded during the plan year in the Savings Plans. Prior to January 1, 1998, the Company matched 50% of employee contributions up to 3% of compensation. Plan contributions and match are not tied to participation in the Savings Plans.

     PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) appreciation which is indexed to the market performance of the participants' elections among the notional investment funds made available under the Plan less administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. Earnings are currently allocated daily based on units of notional investment. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. At December 31, 1998, forfeited nonvested accounts available to reduce future employer contributions totalled $6,362. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING. Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. At retirement age, a participant becomes fully vested in the Company contributions and the earnings attributable to such contributions.

     INVESTMENT OPTIONS. Participants may elect to contribute to any of thirteen notional investment options. Participants may transfer their contributions among funds on a daily basis. Note 3 provides a description of each investment option.

     DISTRIBUTIONS. The vested portion of a participant's account, less any applicable withholding, shall be distributed at the participant's election, as either a) a lump sum or b) a minimum of 2, and a maximum of 15 annual installments. Distributions shall be paid on the January 1 immediately following a participant's separation from employment, or as soon as administratively practical thereafter. Each year's deferral has a separate distribution election and participants may elect up to 15 annual installments or a fixed date distribution during employment. A participant may request a distribution of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan Administrator must approve the request and the amount withdrawn cannot be subsequently repaid to the Company. Such amounts will be considered distributions to the participant for tax purposes. At anytime, participants may elect to withdraw all of the vested portion of their account less a withdrawal penalty of 10% of such amount. Once payment is made, the participant shall not be eligible to participate again in the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING. The financial statements of the Plan are prepared on the accrual basis of accounting.

     USE OF ESTIMATES. The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     RECEIVABLE FROM COMPANY. The Plan records a receivable from the Company equal to the notional amount of the participants' accounts including Company matches. Purchases and sales of securities are recorded on a trade-date basis. Dividends on notional investments in Company common stock and mutual funds are recorded on the record date. Interest income on notional investments is recorded on the accrual basis.

     PAYMENT OF BENEFITS. Benefits are recognized when paid.

3.    NOTIONAL PLAN INVESTMENT FUNDS

      Notional Investment Fund A ("Fund A") - Fund A is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock. Ownership is measured in units of the fund instead of shares of stock.

      Notional Investment Fund B ("Fund B") - Fund B, the Fidelity Retirement Money Market Portfolio, invests in high quality U.S. dollar-denominated money market instruments of U.S. and foreign issuers. Prior to July 1, 1997, holdings in this fund were invested in the State Street Bank Seven Seas Money Market Fund.

      Notional Investment Fund C ("Fund C") - Fund C, the Fidelity Equity-Income Fund, normally invests in income-producing equity securities, mainly large cap stocks, but may invest in other types of equity and debt securities. The fund may invest in securities of domestic and foreign issuers. Prior to July 1, 1997, Fund C was invested in the Lord Abbett Affiliated Fund.

      Notional Investment Fund D ("Fund D") - Fund D, the Putnam Voyager Fund A, invests primarily in common stocks of both well-known, established companies, as well as smaller, less well-known companies. Investments are diversified across many different types of companies and industries. The fund may also invest in bonds. Since Plan inception, this fund has been invested solely in shares of the Putnam Voyager Fund A.

      Notional Investment Fund E ("Fund E") - Fund E, the Fidelity Contrafund, invests primarily in common stock of domestic and foreign issuers that are selling below book value. Prior to July 1, 1997, holdings in this fund were invested in shares of the Mutual Series Fund, Inc., Qualified Income Fund.

      Notional Investment Fund F ("Fund F") - Fund F, the Fidelity Diversified International Fund, normally invests at least 65% of total assets in foreign securities. The fund may be invested in all types of securities, including stocks and debt securities of companies and governments of all nations. Prior to July 1, 1997, holdings in this fund were invested in the Templeton Foreign Fund.

      Notional Investment Fund G ("Fund G") - Fund G, the Fidelity Asset Manager Growth Fund, was added as an investment option in the Plan effective July 1, 1997. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term/money market instruments. The fund's more aggressive approach focuses on stocks and will generally aim for the following combination: 70% stocks, 25% bonds, and 5% short-term/money market class.

      Notional Investment Fund H ("Fund H") - Fund H, the Fidelity Asset Manager Fund, was added as an investment option in the Plan effective July 1, 1997. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term/money market instruments. The fund will generally aim for the following combination: 50% stocks, 40% bonds, and 10% short-term/money market class.

      Notional Investment Fund I ("Fund I") - Fund I, the Fidelity Asset Manager Income Fund, was added as an investment option in the Plan effective July 1, 1997. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. The fund focuses on bonds and short-term/money market instruments and aims for the following combination: 20% stock, 50% bonds, and 30% short-term/money market class.

      Notional Investment Fund J ("Fund J") - Fund J, the Fidelity U.S. Bond Index Fund, was added as an investment option in the Plan effective July 1, 1997. The fund purchases investment-grade securities with maturities of at least one year including U.S. Treasury and U.S. or government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar denominated foreign securities.

      Notional Investment Fund K ("Fund K") - Fund K, the Spartan U.S. Equity Index Fund, was added as an investment option in the Plan effective July 1, 1997. The fund invests in the 500 companies that make up the Standard & Poor's 500 Index and in other securities that are based on the value of the index. The fund's manager focuses on duplicating the composition and performance of a specific market index as opposed to a strategy of selecting attractive stocks.

      Notional Investment Fund L ("Fund L") - Fund L, the Fidelity Aggressive Growth Fund (formerly known as Fidelity Emerging Growth Fund), was added as an investment option in the Plan effective July 1, 1997. The fund focuses on investment in stocks of medium-sized companies, but may invest substantially in larger or smaller companies. The fund invests in companies that are believed to offer the potential for accelerated earnings or revenue growth. This fund carries a "short-term trading fee", which is charged to discourage short-term buying and selling of fund shares. Currently the fee is 0.75% of the value of the shares sold.

      Notional Investment Fund M ("Fund M") - Fund M, the Fidelity Growth Company Fund, was added as an investment option in the Plan effective July 1, 1997. The fund invests primarily in common stocks of domestic and foreign issuers. The fund invests in companies with earnings or gross sales that indicate the potential for above-average growth.

      The performance of participant's notional investment funds for the years ended December 31, 1998 and 1997 was as follows:

                                   1998                 1997
                                  ------               ------
             Fund A               -18.9%                18.3%
             Fund B                 5.4%                 5.4%
             Fund C                12.5%                30.0%
             Fund D                24.1%                26.0%
             Fund E                31.5%                23.0%
             Fund F                14.3%                13.7%
             Fund G                18.1%                26.5%
             Fund H                16.1%                22.3%
             Fund I                10.3%                12.4%
             Fund J                 8.9%                 9.6%
             Fund K                28.5%                33.0%
             Fund L                43.3%                19.5%
             Fund M                27.2%                18.9%

     The number of participants' accounts in each of the funds at December 31, 1998 and 1997 is as follows:

                                    1998                  1997
                                    ----                  ----
             Fund A                  191                   55
             Fund B                  138                   66
             Fund C                  138                   66
             Fund D                  169                  104
             Fund E                  153                   92
             Fund F                   97                   65
             Fund G                   33                    3
             Fund H                   13                    0
             Fund I                   12                    0
             Fund J                   37                    2
             Fund K                   77                    7
             Fund L                   71                    6
             Fund M                   56                    3

4.   TRANSFERS FROM OTHER PLANS

     Effective January 1, 1998, participants of the Prime Rate Deferred Compensation Plan had the option to transfer any or all of their account balances to the Plan. Account balances transferred from the Prime Rate Deferred Compensation Plan totaled $2.5 million. The net assets of the Ryder System, Inc. Savings Restoration Plan which amounted to $2.6 million were transferred to the Plan on January 1, 1997.

5.   PLAN TERMINATION

     While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event the Plan is terminated, distribution of amounts in the participant's account shall be made to the participant on January 1st immediately following a participant's separation from employment. Payment will be made in accordance with the participant's most recent participant election and enrollment form which is effective at least one year prior to the date of separation of employment. No additional credits of contributions shall be made to the participant's account for periods after termination of the Plan, but the Retirement Committee shall continue to credit gains and losses to the participant's account, until the balance has been fully distributed.

  6. TAX STATUS OF THE PLAN

     A participant generally will not be taxed on the tax-deferred contributions or the Company matching contributions to the Plan, or earnings thereon, allocable to his participant's account until such amounts are distributed to the participant or his beneficiary under the Plan. The value of the participant's account, including any earnings, is deductible by the Company for federal tax purposes in the year in which those amounts become taxable to the participant or his beneficiary.

     Participants or their beneficiaries generally will be taxed, at ordinary income rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. Since the Plan is not qualified under Section 401(a) of the Code, distributions from the Plan will not qualify for any of the favorable tax rulings applicable to qualified tax distributions, such as tax-deferred rollovers or five year averaging. On the other hand, distributions from the Plan will not be subject to various excise taxes applicable to qualified plan distributions, such as 10% excise tax on distribution prior to age 59 1/2, or the 15% excise tax on excess benefit payments.

     An employee's tax-deferred contributions to the Plan are subject to federal social security and medicare taxes and federal unemployment taxes when earned, and Company matching contributions, and any earnings thereon prior to the time such amounts become vested, are subject to those taxes as and when they become vested.

7.   ADMINISTRATIVE EXPENSES

     Although all expenses of administration relating to the Plan may be charged against a participant's account, at the present time, the Company has elected to pay all administrative and marketing expenses.

8.   YEAR 2000 PREPAREDNESS (UNAUDITED)

     The Year 2000 issue is the result of information systems, including computer systems and software products, using two digits rather than four to indicate the applicable year. The operations and records of the Plan are dependent on the information systems of the Company, Plan trustee/recordkeeper, and various other service providers, which are outside the Plan administrator's scope of control such as financial institutions and government functions. Therefore, the Plan could be adversely affected if these information systems do not properly process date-related information from and after January 1, 2000. Both the Company and Plan trustee/recordkeeper have indicated that they are: (1) currently in the remediation and testing phases of their Year 2000 readiness plans with testing expected to continue until late 1999, and (2) developing and refining contingency plans for their respective information systems and processes. The Plan administrator will continue to monitor their progress and can make no assurances that the Plan will not be materially impacted by potential Year 2000 failure. In addition, the Plan administrator cannot reasonably predict the possible exposure and impact of Year 2000 failure on the Plan resulting from other service providers, which are outside the scope of its control.

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                                 EXHIBIT INDEX
                                 -------------

EXHIBIT              DESCRIPTION
-------              -----------
23.1           Independent Auditors' Consent


                                       11